UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C.  20549

                            Form 11-K

          Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(Mark One)

(X)  Annual Report Pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934  (No fee required, effective October 7,
     1996.)

               For  Year Ended:  December 31, 1997

                                or

( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
     For the transition period from ____________ to ___________

               Commission File Number:    33-27813

A. Full title of the plan and the address of the plan, if different for that of the issuer named below

           G.R. Herberger's, Inc. 401(k) Employee Stock
         Purchase Plan and Employee Stock Opwership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

            750 Lakeshore Drive, Birmingham AL 35211


                      G.R. HERBERGER'S, INC.
             401(K) EMPLOYEE STOCK PURCHASE PLAN AND
             EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

         FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                    DECEMBER 31, 1997 AND 1996

G.R. Herberger's, Inc.
401 (k) Employee Stock Purchase Plan and Employee Stock Ownership
   Plan and Trust

Table of Contents

                                                            Pages
                                                           ------
Report of Independent Accountants                               1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits
    December 31, 1997 (liquidation basis) and 1996              2

  Statement of Changes in Net Assets Available for Plan
    Benefits for the year ended December 31, 1997
   (liquidation basis)                                          3

  Notes to Financial Statements                              4-12

Supplemental Schedules:
  *Item 27a - Schedule of Assets Held for Investment
    Purposes as of December 31, 1997                        13-14

  *Item 27d - Schedule of Reportable Transactions for
    the year ended December 31, 1997                        15-16


*Refers to item number Form 5500 (Annual Return/Report of Employee Benefit Plan for the year ended December 31, 1997.

COOPERS & LYBRAND, L.L.P.
 a professional services firm

Report of Independent Accountants

To the Administrator and Participants
G. R. Herberger's, Inc. 401 (k) Employee Stock Purchase Plan and Employee Stock Ownership Plan and Trust

We have audited the financial statements of G. R. Herberger's, Inc. 401(k) Employee Stock Purchase Plan and Employee Stock Ownership Plan and Trust (the Plan), listed in the table of contents, as of December 31, 1997 and 1996 and for the year ended December 31, 1997. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 8 to the financial statements, the Board of Directors of G. R. Herberger's, Inc., the Plan's sponsor, voted on August 20, 1997 to terminate the Plan. As a result, the Plan has changed its basis of accounting for the periods subsequent to August 20, 1997 from the going-concern basis to a liquidation basis.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of G. R. Herberger s, Inc. 401 (k) Employee Stock Purchase Plan and Employee Stock Ownership Plan and Trust as of December 31, 1996 and its net assets available for benefits in liquidation as of December 31, 1997, aid the changes in net assets available for benefits in liquidation for the year ended December 31, 1997 in conformity with generally accepted accounting principles applied on the basis described in the preceding paragraph.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on the accompanying index are presented for purposes of complying with the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/  Coopers & Lybrand L.L.P.

Birmingham, Alabama
May 21, 1998

Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand
International, a Swiss limited liability association.



G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
     Plan and Trust
Statements of Net Assets Available for Plan Benefits

December 31, 1997 (liquidation basis) and 1996


                      ASSETS                                         1997            1996
                  -----------------                                 --------       -------
Investments:
  Common stock of Proffitt's, Inc.                                 $ 113,759,906
  Common stock of G. R. Herberger's, Inc.                                           $ 107,443,463
  Norwest Stable Return Fund                                           1,168,797        1,389,976
                                                                  --------------  ---------------
         Total investments                                           114,928,703      108,833,439
                                                                  --------------  ---------------
Cash and cash equivalents                                                716,382            4,642
                                                                  --------------  ---------------
Accrued interest                                                           4,055
                                                                  --------------
Receivable from G. R. Herberger's, Inc.:
  Dividend                                                                                815,246
  Employer contribution                                                  132,734          514,664
  Employee contribution                                                   15,585
                                                                  --------------  ---------------
         Total receivables                                               148,319        1,329,910
                                                                  --------------  ---------------
                                                                     115,797,459      110,167,991
                                                                  --------------  ---------------

                     LIABILITIES
                   ---------------

Current liabilities:
  Accrued interest                                                                         41,898
  Other accrued expenses                                                 124,126           29,114
  Current maturities of long-term debt                                                  1,201,585
                                                                  --------------  ---------------
                                                                         124,126        1,272,597
Long-term debt                                                                         10,381,340
                                                                  --------------  ---------------
                                                                         124,126       11,653,937
                                                                  --------------  ---------------
          Net assets available for plan benefits                    $115,673,333      $98,514,054
                                                                  ==============   ==============

The accompanying notes are an integral part of these financial statements.


G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
     Plan and Trust
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997 (liquidation basis)

Net investment income:
  Interest                                                       $50,158
Net appreciation in the fair value of common stock            54,644,374
Net appreciation in the fair value of Norwest
    Stable Return Fund                                            71,802
Employer matching contributions                                  219,928
Employees' elective deferral contributions                     1,154,682
Benefits paid to participants                                (38,011,639)
Interest expense on notes payable                               (660,695)
Administrative expenses                                         (309,331)
                                                             ------------
        Net increase                                           17,159,279

Net assets available for benefits, beginning
   of year                                                     98,514,054
                                                             ------------
Net assets available for benefits, end of year              $ 115,673,333
                                                            =============

The accompanying notes are an integral part of these financial statements.



G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
  Plan and Trust
Notes to Financial Statements

1.   Plan Description

     The following description of the G. R. Herberger's, Inc.
     401(k) Employee Stock Purchase Plan and Employee Stock
     Ownership Plan and Trust (the Plan) provides only general information. References should be made to the plan agreement for more complete information.

     General - The Plan was established by G. R. Herberger's, Inc. as a defined contribution stock bonus plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA). The Plan, formerly titled G. R. Herberger's, Inc. Restated Profit Sharing Plan and Trust, was amended and restated on January 1, 1989, to conform to the Tax Reform Act of 1986, the Revenue Act of 1987, and the Tax and Miscellaneous Revenue Act of 1988. In addition, the Plan was converted to an Employee Stock Ownership Plan on December 31, 1989. The Plan was amended and restated to include a qualified 401(k) Stock Bonus Plan within the meaning of the IRS code Section 401(k) on April 15, 1993. On August 20, 1997, Herberger's Board of Directors resolved to terminate the plan (Note 8).

     Employees are eligible to participate in the Plan after completing one year of service and attaining age 21.

     G.R. Herberger's, Inc. serves as the plan administrator and has selected the Norwest Bank Minnesota, N. A. (Trustee) to be the Plan's investment trustee and recordkeeper.

     On February 1, 1997, Proffitt's, Inc. (Proffitt's) issued 4,000,000 shares of its common stock for all the outstanding common stock of G. R. Herberger's, Inc. (Herberger's). Based on the then issued and outstanding common stock of Herberger's, the conversion resulted in the exchange of approximately .4985 shares of Proffitt's common stock for each share of Herberger's common stock. Accordingly, 5,844,977 of allocated and unallocated shares of Herberger's stock held in the Plan as of December 31, 1996 were exchanged for 2,913,721 shares of Proffitt's, Inc. common stock during the year ended December 31, 1997.

     Contributions - Contributions to the Employee Stock Ownership Plan are made each year at the discretion of the Board of Directors of G. R. Herberger's, Inc. (the Employer). The amount contributed to each participant's account is allocated based upon the ratio which such participant's compensation bears to the total compensation for all participants for the plan year. The Employer also contributes all amounts withheld from participants through their 401(k) payroll deductions pursuant to their elective deferral agreements. Participants electing to have their elective deferral contributions for a Plan year invested in Proffitt's common stock may receive a matching contribution in an amount determined by the Employer for the Plan year.

     Voluntary participant deposits cannot be less than $25 per biweekly payroll period and cannot exceed 11% of the Employee's compensation or such other maximum percentage announced from time to time by the Employer. In addition, participant deposits plus Herberger's matching and ESOP contributions cannot exceed the lesser of $30,000 or 25% of total employee compensation for such limitation year. Participant deposits, made on a before-tax basis, qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. As such, they are not subject to federal income tax until the funds are disbursed.

     Vesting - Participants are always 100% vested in any elective deferral portion of their account balances. Participants vest in their share of Herberger's matching and ESOP contributions according to the following schedule:

                            Vesting Service        Vesting
                              in Years            Percentage
                            ------------          -------------
                              Less than 3                 0%
                                  3                      20%
                                  4                      40%
                                  5                      60%
                                  6                      80%
                              7 or more                 100%

     Participants are 100% vested upon reaching seven years of service, attaining age 65, or upon death or total permanent disability.

     In connection with the decision to terminate the Plan (Note
     8), all participants on August 20, 1997 became 100% vested in their accounts.

     Benefits - An account is maintained for each participant in the Plan. The accounts are credited with the participant's contributions and their allocated portion of the employer contributions and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances.

     Loans - At various times, the Plan has purchased shares of Herberger's common stock using the proceeds of ESOP loans (leveraged shares). These shares are initially held in a suspense account by the Plan trustee as unallocated shares.
     As contributions are made, dividends are paid, and the ESOP debt is repaid, leveraged shares are released from suspense and allocated to the accounts of participants, and Herberger's recognizes compensation expense. During 1997, all of the loans were paid in their entirety (Note 5).

     Termination - In the event the Plan is terminated, the amount of each participant's account balance becomes fully vested and will be distributed based on the current value of assets available for plan benefits allocated to the participant's accounts at such time. On August 20, 1997, Herberger's Board of Directors resolved to terminate the Plan (Note 8). As a result, the Plan has changed its basis of accounting from the going-concern basis to a liquidation basis during the year ended December 31, 1997. All of the Plan's assets are carried at market values; therefore, no change in asset values occurred due to the change from the going-concern basis to the liquidation basis of accounting.

     Upon termination of employment, request for payment of vested account balances must be made on or before December 31, of each year to be eligible for distribution in the following plan year. As of December 31, 1996, the Plan had received requests for withdrawal of approximately 800,000 shares of vested Herberger's common stock. Such distribution was made during the year ended December 31, 1997 in an equivalent number of shares of Proffitt's, Inc. common stock.

     Forfeitures - As of the last day of each Plan year, forfeitures are allocated among the accounts of all remaining Participants as part of and on the same basis as the Employer contribution allocation.

2.   Summary of Significant Accounting Policies

     Basis of Financial Statements - The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with generally accepted accounting principles.

     Investments - Plan investments are stated at aggregate current value. In 1996, the value of the G.R. Herberger's, Inc. common stock is based on the December 31, 1996 quoted market price of a share of Proffitt's, Inc. common stock in the actively traded market and the conversion ratio of .4985 realized in Herberger's merger with Proffitt's, Inc. In 1997, the value of Proffitt's, Inc. common stock is based on the December 31, 1997 quoted market price. Quoted market prices are used to value the Norwest Stable Return Fund.

     Interest and dividend income from investments is recorded when earned. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits and short-term investments with original maturities of three months or less.

     Contributions - Contributions from the Employer are made either in Proffitt's common stock or in cash and are accrued based on amounts declared by Herberger's Board of Directors. Contributions from employees are recorded in the period in which the Employer makes the deductions from the participants' payroll.

     Administrative Fees - In 1996, the Employer provided certain administrative and accounting services to the Plan at no cost and also paid certain other administrative expenses on behalf of the Plan. These expenses are not included in the Plan's expenses and totaled $19,150 for the year ended December 31, 1996. In 1997, all such expenses were paid by the Plan.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3.   Income Tax Status

     The Plan received a determination letter dated February 23, 1994, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator and the Plan's tax counsel believe that the Plan continues to qualify and operate as designed. Therefore, no provisions for income taxes has been included in the Plan's financial statements.

     The Plan obtained its latest determination letter on May 7, 1998, in which the Internal Revenue Service stated that the planned termination of this plan does not adversely affect its qualification for federal tax purposes.

4.   Investments

     Participating employees elect to authorize Herberger's to withhold amounts from their salary and deposit the amounts in the Norwest Bank Minnesota, N. A. Stable Return Fund. The fund assets are used to purchase debt certificates issued by corporations, the government, or its agencies offering a conservative fixed income investment with higher returns over time.

     All 401(k) elective deferral contributions are initially invested in the Norwest Stable Return Fund. On or about May 15 of each Plan year, the balance in this fund is used to purchase common stock of Proffitt's, on behalf of the Plan's participants, unless the participants direct the Trustee in writing not to acquire such stock. The participants electing to have their elective deferral contributions for a Plan year invested in Proffitt's common stock may receive a matching contribution at the discretion of and in an amount determined by the Employer for the Plan year.

     Investments held by the Plan at December 31, 1997 and 1996 are summarized as follows:


                                                December 31, 1997        December 31, 1996
                                            ----------------------      ---------------------
                                             Market         Cost         Market          Cost
                                            --------     --------      ---------      ---------
Common stock of Proffitt's, Inc.         $113,759,906  $16,362,967
Common stock of G. R. Herberger's, Inc.                                  $107,443,463   $22,441,425
Norwest Stable Return Fund                  1,168,797    1,121,776          1,389,976     1,337,065
                                          -----------  -----------        -----------  ------------
                                         $114,928,703  $17,484,743       $108,833,439   $23,778,490
                                         ============  ===========       ============  ============

5.   Long-term Debt

     Between 1990 and 1995 the Plan acquired 1,883,354 shares of G.R. Herberger's, Inc. common stock from certain employee shareholders at a total aggregate cost of $16,652,210. As of December 31, 1996, 1,136,792 of these shares had not been allocated to Plan participants' accounts. The market value of the unallocated shares as of December 31, 1996 is $20,896,724. The purchase of these shares was financed through the issuance of notes payable to the Employer in a total amount of $16,652,210. Dividends paid by G. R. Herberger's, Inc. on the unallocated shares are used to retire the related ESOP debt. To the extent scheduled principal and interest payments exceed the Plan's ability to make such payments from the dividends received on the unallocated stock, additional contributions are made by Herberger's for the purpose of making such payments. During 1097, certain unallocated shares were sold, and the proceeds were used to pay off all the ESOP loans. The remaining unallocated shares were allocated to the participants' accounts based upon the ratio which such participant's compensation bears to the total compensation for all participants for the plan year.

     Long-term debt at December 31, 1996 consists of:

          Promissory note dated May 30, 1990;
          payable to (G.R. Herberger's, Inc.;
          with a variable annual rate of interest
          equal to 85% of prime (8.25% at December
          31, 1996) with a ceiling of 10.5% and
          a floor of 5.9%; principal payable in annual
          installments of $550,000 from May 1991
          through May 2000.                           $ 2,200,000

          Promissory note dated May 30, 1991;
          payable to (G.R. Herberger's, Inc.;
          with a variable annual rate of interest
          equal to 85% of prime (8.25% at December
          31, 1996) with a ceiling of 10.5% and
          a floor of 5.9%; principal payable in annual
          installments of $265,221 from May 1992
          through May 2001.                             1,326,105

          Promissory note dated May 17, 1994;
          payable to (G.R. Herberger's, Inc.;
          with a fixed annual rate of interest
          equal to 7.25%; principal payable in
          quarterly installments from March 1995
          through December 2002.                        5,125,000

          Promissory note dated May 11, 1995;
          payable to (G.R. Herberger's, Inc.;
          with a fixed annual rate of interest
          equal to 7.25%; principal payable in
          quarterly installments from March 1996
          through December 2003.                        2,931,820
                                                      -----------

          11,582,925
          Less current maturities                       1,201,585
                                                      -----------
                                                     $ 10,381,340
                                                      ===========

6.   Transactions With Parties-in-interest

     G.R. Herberger's, Inc., the administrator of the plan, Norwest Bank Minnesota, N.A., and Proffitt's, Herberger's parent, are parties-in-interest to the Plan. Dividends receivable for December 31, 1996 of $815,246 were declared by Herberger's Board of Directors in January 1997. No dividend was declared for 1997.

7.   Financial Instruments

     In accordance with the requirements of SFAS No. 107, the estimated fair values of the Plan's financial instruments as of December 31, 1997 were as follows:

                                                  Carrying          Fair
                                                   Amount          Value
                                                 ----------      -----------
       Investments:
          Proffitt's, Inc. common stock          $16,362,967   $113,759,906
          Norwest Stable Return Fund               1,121,776      1,168,797
          Cash and cash equivalents                  716,382        716,382
          Receivables                                148,319        148,319
          Accrued interest                             4,055          4,055
                                                 -----------   ------------
                                                $ 18,353,499  $ 115,797,459

     The following methods and assumptions were used to estimate the fair value of financial statements:

     * Cash and cash equivalents and receivables: Fair value approximates the Plan's carrying amount due to the short-term maturity of these investments.
     *    Proffitt's, Inc. common stock - Note 2.
     *    Norwest Stable Return Fund - Note 2.

8.   Plan Termination

     On August 20, 1997, Herberger's Board of Directors resolved to terminate the Plan and merge the plan assets into the Proffitt's, Inc. 401(k) Retirement Plan effective December 31, 1997, or as soon as administratively practicable thereafter. On May 7, 1998, the Plan obtained a favorable determination letter from the Internal Revenue Service approving the planned termination. The plan assets have not been transferred to the Proffitt's, Inc. 401(k) Retirement Plan as of the date of this report.

9.   Asset Allocation

     The allocation of the net assets available for plan benefits to investment programs as of December 31, 1997 and 1996 and the allocation of changes in net assets available for plan benefits to investment programs for the year ended December 31, 1997 are as follows:


                               Allocation of Plan Assets and
                            Liabilities to Investment Programs
                           December 31, 1997 (liquidation basis)


                                                                   Norwest
                                                  Company            Stable
                                                   Stock            Return
                                                   Fund               Fund            Total
                                                -------------    -------------     -------------
                 ASSETS
Investments:
  Proffitt's, Inc. common stock                     $ 113,759,906                      $ 113,759,906
  Norwest Stable Return Fund                                           $1,168,797          1,168,797
                                                     ------------   -------------      -------------
      Total investments                               113,759,906       1,168,797        114,928,703
                                                     ------------   -------------      -------------
Cash and cash equivalents                                 716,382                            716,382
                                                     ------------                      -------------
Accrued interest                                                            4,055              4,055
                                                     ------------   -------------      -------------

Receivable from G. R. Herberger's, Inc.:
  Employer contribution                                                   132,734            132,734
  Employee contribution                                                    15,585             15,585
                                                                    -------------      -------------
      Total receivables                                                   148,319            148,319
                                                                    -------------      -------------
                                                      114,476,288       1,321,171        115,797,459
                                                     ------------   -------------      -------------
                LIABILITIES
Current liabilities:
  Other accrued expenses                                  124,126                            124,126
                                                     ------------                      -------------
                                                          124,126                            124,126
                                                     ------------     -------------    -------------
  Net assets available for plan benefits            $ 114,352,162        $1,321,171    $ 115,673,333
                                                     ============     =============   ==============

                               Allocation of Plan Assets and
                            Liabilities to Investment Programs
                                     December 31, 1996

                                                                   Norwest
                                                  Company            Stable
                                                   Stock            Return
                                                   Fund               Fund            Total
                                                -------------    -------------     -------------
                 ASSETS
Investments:
  G. R. Herberger's, Inc. common stock              $ 107,443,463                      $ 107,443,463
  Norwest Stable Return Fund                                          $ 1,389,976          1,389,976
                                                      -----------    ------------       ------------
      Total investments                               107,443,463       1,389,976        108,833,439
                                                      -----------    ------------       ------------
Cash and cash equivalents                                   4,642                              4,642
                                                      -----------                       ------------
Receivable from G. R. Herberger's, Inc.:
  Dividend                                                815,246                            815,246
  Contribution                                            294,982         219,682            514,664
                                                      -----------    ------------       ------------
      Total receivables                                 1,110,228         219,682          1,329,910
                                                      -----------    ------------       ------------
                                                      108,558,333       1,609,658        110,167,991
                                                      -----------    ------------       ------------
                LIABILITIES
Current liabilities:
  Accrued interest                                         41,898                             41,898
  Other accrued expenses                                   29,114                             29,114
  Current maturities of long-term debt                  1,201,585                          1,201,585
                                                      -----------                       ------------
      Total current liabilities                         1,272,597                          1,272,597
Long-term debt                                         10,381,340                         10,381,340
                                                      -----------                       ------------
                                                       11,653,937                         11,653,937
                                                      -----------    ------------       ------------
   Net assets available for plan benefits             $96,904,396     $ 1,609,658        $98,514,054
                                                      ===========    ============       ============


                         Allocation of Plan Assets and Changes in
                 Net Assets Available for Benefits to Investment Programs
                           December 31, 1997 (liquidation basis)


                                                                   Norwest
                                                  Company            Stable
                                                   Stock            Return
                                                   Fund               Fund            Total
                                                -------------    -------------     -------------
Net investment income:
  Interest                                               $50,158                            $50,158
                                                     ------------                      -------------
  Net investment income                                   50,158                             50,158
                                                     ------------                      -------------
  Net appreciation in the fair value
    of common stock                                   54,644,374                         54,644,374
  Net appreciation in the fair value of
    Stable Return fund                                                   $71,802             71,802
  Employer matching contributions                                        219,928            219,928
  Employees' elective deferral contributions                           1,154,682          1,154,682
  Transfer of cash shares                              1,644,227      (1,644,227)                 0
  Benefits paid to participants                      (37,941,177)        (70,462)       (38,011,639)
  Interest expense on notes payable                     (660,695)                          (660,695)
  Administrative expenses                               (289,121)        (20,210)          (309,331)
                                                     ------------     -----------      -------------
      Net increase (decrease)                         17,447,766        (288,487)        17,159,279
  Net assets available for benefits,
    beginning of year                                 96,904,396       1,609,658         98,514,054
                                                     ------------     -----------      -------------
  Net assets available for benefits,
    end of year                                    $ 114,352,162      $1,321,171      $ 115,673,333
                                                     ============     ===========      =============


                                  Supplemental Schedules

G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
  Plan and Trust
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997

                                               c. Descroption
               b. Identity of            of Investment, Including
                 of Issuer            Maturity Date, Rate of Interst
           Borrower, Lessor or,             Collateral, Par, or                      e. Current
       a.      Similary Party                or Maturity Value          d. Cost        Value
      ----- -------------------         ---------------------------    ----------    ---------
       *     Proffitt's, Inc.               Common Stock               $16,362,967    $113,759,906

       *     Norwest Bank Minnesota, N.A.   Stable return fund; 6.29%   $1,121,776    $1,168,797
                                              interst rate

*Party-in-interst to the Plan.


G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
  Plan and Trust
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996


                                               c. Descroption
               b. Identity of            of Investment, Including
                 of Issuer            Maturity Date, Rate of Interst
           Borrower, Lessor or,             Collateral, Par, or                      e. Current
       a.      Similary Party                or Maturity Value          d. Cost        Value
      ----- -------------------         ---------------------------    ----------    ---------
       *     G.R. Herberger's, Inc.         Common Stock               $22,441,425   $107,443,463

       *     Norwest Bank Minnesota, N.A.   Stable return fund          $1,337,065     $1,389,976

*Party-in-intest to the Plan.


G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
     Plan and Trust
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997



I.   Single transactions exceeding 5% of assets.

                               NONE

          NOTE: Information required in Columns e, f, and h is inapplicable.

II. Series of transactions involving property other than securities.

                               NONE

III. Series of transactions of same issue exceeding 5% of assets.

                        Schedule attached.

          NOTE: Information required in Columns e, f, and h is inapplicable.

IV. Transaction in conjunction with same person involved in reportable single transactions.

                               NONE



G. R. Herberger's, Inc.
401(k) Employee Stock Purchase Plan and Employee Stock Ownership
     Plan and Trust
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997

a. Idenity of Party Involved: *Norwest short-   *Proffitt's, Inc.
                              term invest-
                              ment fund

b. Description of Asset:      Debt Securities   Common Stock

c. Purchase:
     Price                              $11,195,327
     Number                                     173

d. Sales:
     Price                              $10,483,587           $10,593,931
     Number                                     159                     7

e. Cost of Asset:                       $10,483,587            $4,063,429

f. Net Gain or (loss):                                         $6,476,502


*Party-in-interst to the Plan.


                            SIGNATURES

   The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   G.R. Herberger's, Inc. 401(k)
                                   Employee Stock Purchase Plan and
                                   Employee Stock Ownership Plan
                                   -----------------------------

Date:  June 29, 1998               /s/ Douglas E. Coltharp
       -------------               -----------------------------
                                    Douglas E. Coltharp
                                    Executive Vice President and
                                   Chief Financial Officer


EXHIBIT INDEX

Exhibit Number            Description                          Page
         23    Consent of Independent Accountants               11